SYLA Technologies Announces FY2024 Financial Guidance and Upward Revision of FY2023 Dividend Forecast

Company expects FY2024 revenues to grow by 22.2% to 33.3%

compared to 22.5 billion forecasted for FY2023

TOKYO, January 25, 2024 – SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”), operator of the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, announced its financial guidance for the fiscal year ending December 31, 2024, and upward revision of its full-year dividend forecast announced on May 17, 2023.

Guidance for FY2024

●	Revenues are expected to be in the range of 27.5 - 30.0 billion yen
●	Income from continuing operations is expected to be in the range of 0.75 - 1.10 billion yen

In contrast to the revised FY2023 revenues forecast of 22.5 billion yen announced together with other updated guidance for FY2023 on December 13, 2023 (the “Revised FY2023 Financial Guidance”), the Company anticipates that FY2024 revenues will increase by 22.2% to 33.3% year-on-year. The Company expects that such growth will be primarily driven by the ongoing collaboration with private funds managed by BlackRock’s Real Estate division under the business collaboration agreement announced on December 11, 2023.

FY2024 income from continuing operations is projected to decrease by 24.1% to 51.7% compared to the 1.45 billion yen for FY2023 announced in the Revised FY2023 Financial Guidance. The Company expects that such decrease will be primarily due to rising costs associated with the Company’s M&A strategy for future growth.

Dividend Forecast for FY2023

On May 17, 2023, SYLA announced a FY2023 full-year dividend forecast of 140 yen per common share*1, doubling from FY2022. An interim dividend payment of 70 yen per share was announced on August 16, 2023. Following the announcement of the Revised FY2023 Financial Guidance and today’s new FY2024 guidance, the Company intends to pay a FY2023 year-end dividend of 180 yen per common share, thereby increasing the total full-year dividends for FY2023 to 250 yen per common share*2. The Company intends to propose such FY2023 year-end dividend at the 15th Annual General Meeting of Shareholders scheduled for March 29, 2024.

*1 1 common share = 100 ADSs (American Depositary Shares)

*2 Full-year dividends of 2.5 yen per ADS (interim dividend of 0.7 yen, year-end dividend of 1.8 yen)

“We are pleased to announce our FY2024 financial guidance and our intention to increase our total full-year FY2023 dividends, which will be more than triple what we distributed in FY2022,” said Chairman, Founder, and CEO Hiroyuki Sugimoto. “These announcements reflect our commitment and confidence in delivering robust and sustainable financial performance, aiming to provide meaningful and dependable value through increased dividends for our valued shareholders. The significant progress achieved in expanding our business reach and capabilities, driven by recent acquisitions of real estate businesses and business collaborations, including our impactful collaboration with BlackRock, continues to fuel our overall financial growth and operational capabilities. With the recent share acquisition in and business alliance with RIBERESUTE, we are poised to leverage their real estate expertise to grow and expand our real estate development business, especially our condominium brand, SYFORME series, in addition to enhancing our Rimawari-kun platform. We express our gratitude to all our stakeholders for their unwavering support as we look forward to sustaining this growth throughout 2024.”

Overview of the Upward Revision of the Full-Year Dividend Forecast for the Fiscal Year Ended December 31, 2023

(Dividend per share; 1 share = 100 ADSs)

	Interim dividend	Year-end dividend	Total
Previous forecast announced on May 17, 2023	-	-	140.00 yen
Actual results to date for FY2023	70.00 yen	-	-
Revised forecast for FY2023	-	180.00 yen	250.00 yen
Record date for FY2023 dividend for ADS holders	September 11, 2023	December 31, 2023	-
(Reference) Actual results for FY2022	-	70.00 yen	70.00 yen

* There can be no assurance that a dividend will be declared, regardless of the Company’s business performance and results of operations, or that a dividend, if declared, will be in a certain amount.

About SYLA Technologies Co., Ltd.
Headquartered in Tokyo, Japan, SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”) owns and operates the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, which targets individuals, corporate and institutional investors, as well as high net worth individuals. SYLA’s mission is to democratize real estate investment around the world through technology and asset management through the Rimawari-kun platform. SYLA is engaged in the overall investment condominium business, including planning, development, construction, sales, rental management, building management, repair work, and the sale of properties. Additional information about the Company’s products and services is available at https://syla-tech.jp/en.

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F, filed with the SEC on April 18, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact Information
Gateway Group, Inc.
John Yi and Steven Shinmachi
SYLA@gateway-grp.com
Tel +1 (949) 574-3860

SYLA Technologies Company Contact:
Hajime Sugino
Head of SYLA USA
h_sugino@syla.jp